

December 20, 2021

Jack Heilbron
Chief Executive Officer
Murphy Canyon Acquisition Corp.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

   **Re: Murphy Canyon Acquisition Corp.**
     **Draft Registration Statement on Form S-1**
     **Submitted December 9, 2021**
     **CIK No. 0001896212**

Dear Mr. Heilbron:

   This is to advise you that we do not intend to review your registration statement.

   We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation

cc:  Arthur Marcus, Esq.